BONTAN CORPORATION INC.
47 Avenue Rd. Suite 200
Toronto, ON  MR 2G3
T: 416-929-1806  F: 416-929-6612

PRESS RELEASE
March 26th, 2010

NEWS RELEASE

BONTAN CORPORATION PARTNERS WITH MAJOR ISRAELI INVESTORS TO RAISE US$16 MILLION OF NEW CAPITAL FOR
ISRAEL OFFSHORE NATURAL GAS EXPLORATION PROJECT

Toronto, Ontario, March 26, 2010 – Bontan Corporation Inc. (OTCBB: BNTNF) is pleased to announce that it and its indirect majority-owned subsidiary, Israel Petroleum Company, Limited (“IPC”), entered into an agreement on March 24, 2010 (the “Agreement”) with Tel Aviv-based Emanuelle Energy Ltd. (“Emanuelle”) and IDB-DT Energy (2010) Ltd. (“IDB-DT”) for  approximately $16.1 million of new financing  to assist in further developing the natural gas exploration project offshore from Tel Aviv, Israel (the “Project”).

The Agreement also settles the litigations amongst IPC, PetroMed Corporation (“PetroMed”), Bontan and their respective affiliates relating to ownership of the 95.5% interest (“PetroMed’s Share”) in the “Sarah” and “Myra” drilling licenses (the “Licenses”), and the now expired “Benjamin” drilling permit (the “Permit”), acquired by IPC from PetroMed in November 2009.

PetroMed’s Share in the Licenses is currently listed in PetroMed’s name on the registry (the “Registry”) maintained by the Israel Ministry of National Infrastructures (“MNI”).  Conditioned on the MNI’s transfer approval, IPC, Emanuelle and IDB-DT will receive respective working interests on the Registry of 14.325%, 54.025% and 27.15% in the PetroMed’s Share of the Licenses and the Permit.

Bontan’s working interest in PetroMed’s Share of the Licenses and Permit is 11% held through its holding of 76.8 % equity interest in IPC.

As part of their working interest acquisition, Emanuelle and IDB-DT agreed to contribute approximately US$ 16.1 million of which approximately US$ 10.5 million will be paid to WesternGeco, a geophysical services firm and a subsidiary of Schlumberger Limited, for joint title with IPC for the delivery of 2-dimentional data, and for the processing an estimated 11 weeks of 3-dimensional geophysical mapping data on the License sites; these were shot and completed in November 2009 (the “Data”). The MNI required the Data to be submitted by April 1, 2010 as a condition of the Licenses and will need to agree to an extension of the due dates under the Licenses for the submittal of the Data in order for the Licenses to be maintained.  The balance of approximately US$ 5.6 million will be used for operational needs and for the benefit of PetroMed’s creditor’s through a Trust.

The terms of the agreement also include a commitment by all parties to seek reinstatement of the Benjamin permit and the conversion of the permit to one or more drilling licenses for the joint benefit of the parties.

PetroMed  agreed to the cancellation of the 8.6 million shares of Bontan common stock, and the 22.8 million Bontan common stock warrants, issued to it as part of the consideration for the transfer of PetroMed’s Share in the Licenses and Permit to IPC in November 2009.  PetroMed will retain the $1 million cash payment made by IPC.

Kam Shah, CEO of Bontan, commented, “This is a very significant milestone for Bontan, partnering with strong local Israeli partners like Mr. Nimrodi and Mr. Sultan will allow this world class gas exploration project to advance to the next stage.  This is particularly timely in light of the new March 2010 MNI regulations requiring applicants for offshore projects to demonstrate the financial capability to cover the full estimated cost of their initial project work program and half the estimated drilling cost per offshore well, as well as experience in operating large oil and gas exploration projects.  We also believe that settlement of the PetroMed litigations will enhance our joint request to the MNI for official re-registration of PetroMed’s Share in the Licenses in IPC’s name and that of our other partners. After the 3-dimentional data is processed and analysed, we expect to be in a position to begin the preparation leading up to the drilling of wells with an international operator. We look forward to a very successful partnership with our new investors.”

About the Project Area

The Licenses cover approximately 310 square miles and are located in the Levantine Basin near the recent Tamar 1, Tamar 2, and the Dalit natural gas discoveries. The wells were drilled by  Noble Energy Inc. (NBL.NYSE), in partnership with Delek Energy Systems (DEOL.TA), Isramco (ISRA.TA) and Avner Oil and Gas LP (AVNR.TA).  The wells have a reported 6.8 TCF (1.02 BBOE) of estimated proved, probable and possible reserves in their licensed area, making these wells the second largest gas discovery in the world since January 2008.  South of the Licenses’ area is the existing Mari-B field, also drilled by Noble, Delek and Avner, which contains a reported 1 TCF (150 MBOE) of estimated proved, probable and possible reserves.

Chapman Petroleum Engineering Ltd, an independent Calgary based consulting firm (http://www.chapeng.ab.ca/)  prepared a Prospective Resource Evaluation Report , effective January 1, 2010  in accordance with National Instrument 51-101, Section 5.9 standards for review and assessment of prospective resources , which provided a low estimate of 5.71 TCF and high of 7.34 TCF of gross prospective resources on the Sarah /Myra prospects.

About Emanuelle Energy Ltd.

Ofer Nimrodi controls Emanuelle and is the chairman of managing director of publicly traded Israel Land Development Corporation (TASE: ILDC).

About IDB-DT Energy (2010) Ltd

IDB-DT is a joint venture of IDB Development Corporation Ltd. (affiliated with Avraham Livnat Company) and Du-Tzah Ltd. (affiliated with Manor Holdings and Yitzak “Zachi” Sultan).  Avraham Livnat Company and Manor Holdings, purchased 47.5% of all Noya Oil and Gas shares as well as ½ of all participation units held by Noya including a 70% stake in the Gabriella License, a 15% interest in the Zurim License, and a 7.5% interest in the Carveout Halamish License.

IDB was recently ranked by leading international institutions as Israel’s largest top tier leading diversified business group in Israel with assets totalling over US$30 billion.  IDB has subsidiaries in over 100 countries with over 40,000 employees.   Yitzak “Zachi” Sultan, the owner of Noya Oil and Gas, is the chairman of Clal Finance Underwriting (CFU), the leading underwriter and investment banker in Israel with 50% of the total market.  In 2009, CFU raised over 30 billion Shekels (US $8.4 billion).

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Bontan will have 60,284,076 common shares issued and outstanding after cancellation of Petromed shares as above.

For further information, refer to our website www.bontanoilandgas.com  and contact Bontan’s investor relations representative, John Robinson at Current Capital Corp., at (416) 860-0211.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, include:  the effect of economic and political developments in Israel;  the discretion of the MNI to cancel, extend the time for compliance with or otherwise waive requirements of, the Licenses or to reinstate the Permit;  the discretion of the MNI to officially transfer the Licenses on the Registry to IPC and our other partners;  the effect of the continuing litigation with East Mediterranean Exploration Co. on our rights to the Licenses and the now expired Permit;  the reliance on Emanuelle, IDB-DT and IPC, as well as third-party consultants and contractors, to develop the Project;  the ability of Bontan and IPC to raise sufficient capital and demonstrate adequate financial capability to the MNI, and the associated dilution to current investors’ interests associated with the issuance of additional debt and equity securities;  the risk that the Data may show or suggest, or that the License sites ultimately may contain no, or limited amounts of, hydrocarbons;  the volatility in commodity prices for crude oil and natural gas;  the presence or recoverability of estimated reserves;  the potential unreliability or other effects of geological and geophysical analysis and interpretation;  exploration and development, drilling and operating risks;  competition for development of the Project;  environmental risks;  government regulation or other action;  potential disruption from terrorist activities or warfare in the region or at the Project site;  general economic conditions;  and other risks we identify from time to time in our filings with the U.S. Securities and Exchange Commission and securities regulators in Canada.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this Press Release.

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